PORTSMOUTH SQUARE, INC.
10940 Wilshire Blvd., Suite 2150
Los Angeles, California 90024
Telephone: (310) 889-2500
 Facsimile: (310) 889-2525

Via Electronic Submission

September 21, 2011

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Portsmouth square, Inc., Form 10-K for Fiscal Year Ended June 30, 2011;
Commission File No. 0-4057

Ladies/Gentlemen:

On behalf of Portsmouth Square, Inc., we are filing the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011 by electronic submission.  The financial statements in the report do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Sincerely,

/s/ Michael G. Zybala

Michael G. Zybala
Vice President, Secretary
and General Counsel